SIRICOMM, INC.
                              4710 East 32nd Street
                                Joplin, MO 64804
                              Tele: (417) 626-9971
                               FAX: (417) 782-0475


                                                          May 12, 2006
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Re:      SiriCOMM, Inc.
                  Form SB-2
                  SEC File No. 333-132066

Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), SiriCOMM, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it may become effective at 3:00 p.m., EST or as soon thereafter on Thursday, May 12, 2006 as is reasonably practicable.

         The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                Very truly yours,

                                                SIRICOMM, INC.


                                                By:   /s/ Henry P. Hoffman
                                                   ---------------------------
                                                   Henry P. Hoffman, President